[180 Connect Letterhead]
September 11, 2007
VIA EDGAR
Raquel Howard
Staff Accountant — Office of Emerging Growth Companies
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re:	180 Connect Inc. Item 4.01 Form 8-K Filed August 30, 2007 File No. 001-33670
Dear Ms. Howard:
     On behalf of 180 Connect Inc. (the “Company”), set forth below are the Company’s responses to the comments contained in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”), dated September 10, 2007, with respect to the above-referenced filing. Based on the Staff’s comments, the Company has amended and revised its Current Report on Form 8-K.
     For your convenience, we have reprinted the Staff’s written comments below prior to the Company’s responses.
     1.      We note your disclosure that you replaced Eisner LLP with Ernst & Young LLP, as your independent accounting firm. Please revise your disclosure to clarify whether your former accountant resigned, declined to stand for re-election or was dismissed and the date, as required by Item 304(a)(1)(i) of Regulation S-B.
The Staff’s comment is noted and the Company has revised the disclosure in Item 4.01 to state, in part, as follows:
“On August 24, 2007, in connection with the completion of the Arrangement, the Board of Directors of the Company dismissed Eisner LLP and replaced it with Ernst & Young LLP as the Company’s principal accountant and auditor.”
2.      Item 304(a)(1)(ii) of Regulation S-B requires you to disclose whether the audit reports of Eisner LLP on the financial statements for either of the past two years preceding termination contained an adverse opinion or disclaimer of opinion, or were qualified or modified as to uncertainty, audit scope or accounting principles. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the auditor’s reports. Please revise.

     The Staff’s comment is noted and the Company has revised the disclosure in Item 4.01 to include the following paragraph:
“Eisner LLP’s report on the financial statements of the Company for the two fiscal years ended March 31, 2006, and March 31, 2007 did not contain any adverse opinion or a disclaimer of opinion, nor was qualified or modified as to uncertainty, audit scope or accounting principles.”
3.      Please obtain and file an Exhibit 16 letter from your former accountant stating whether the former accountant agrees with your revised Item 304 disclosures, or the extent to which the accountant does not agree.
     The Company has obtained and filed an Exhibit 16 letter from Eisner LLP stating that it agrees with the revised disclosures.
Additionally, as requested by the Staff, the Company acknowledges that
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *
     If you have any questions regarding the above responses, please do not hesitate to contact the undersigned at (303) 395-6000 or Mark Selinger at (212) 547-5438.

Sincerely,
/s/ Peter Giacalone
Peter Giacalone

Cc:	Mark Selinger, McDermott Will & Emery, LLP